                                                      RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-0791
                                                      REGISTRATION NO. 33-44661

PRICING SUPPLEMENT NO. 1
(To Prospectus Supplement dated January 9, 1997
and Prospectus dated December 11, 1996)

                                 $300,000,000
                             POLAROID CORPORATION
                                    [LOGO]

                $150,000,000 6 3/4% NOTES DUE JANUARY 15, 2002
                $150,000,000 7 1/4% NOTES DUE JANUARY 15, 2007
                    INTEREST PAYABLE JANUARY 15 AND JULY 15

                               -----------------

  Interest on the $150,000,000 principal amount of the 6 3/4% Notes due January 15, 2002 (the "2002 Notes") and the $150,000,000 principal amount of the 7 1/4% Notes due January 15, 2007 (the "2007 Notes", and together with the 2002 Notes, the "Notes") of Polaroid Corporation (the "Company") will be payable semiannually on January 15 and July 15 of each year, commencing July 15, 1997. The Notes may not be redeemed prior to maturity and are not subject to any sinking fund.

  The 2002 Notes and the 2007 Notes each will be represented by one or more global Securities (each a "Global Security" or "Book-Entry Note") registered in the name of a nominee of The Depository Trust Company (the "U.S. Depositary"). Beneficial interests in Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the U.S. Depositary and by its participants. Except as described in the accompanying Prospectus Supplement, owners of beneficial interests in Notes will not be entitled to physical delivery of individual certificates for their Notes in definitive form. See "Description of Notes--Book-Entry System" in the Prospectus Supplement. The Notes will trade in the U.S. Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Certain Terms of the Notes--Same-Day Settlement and Payment" in this Pricing Supplement.

  The Notes are part of the series of Debt Securities of the Company designated "Medium-Term Notes, Series A" described in the accompanying Prospectus and Prospectus Supplement. The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

                               -----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE  ACCURACY OR ADEQUACY OF THIS  PRICING SUPPLEMENT OR THE
    PROSPECTUS  SUPPLEMENT  OR   PROSPECTUS  TO  WHICH   IT  RELATES.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                           Price to   Underwriting Proceeds to
                                          Public(1)   Discount(2)  Company(1)(3)
--------------------------------------------------------------------------------
Per 2002 Note..........................    99.528%       .625%        98.903%
--------------------------------------------------------------------------------
Total..................................  $149,292,000   $937,500   $148,354,500
--------------------------------------------------------------------------------
Per 2007 Note...........................   99.432%       .650%        98.782%
--------------------------------------------------------------------------------
Total................................... $149,148,000   $975,000   $148,173,000

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(1) Plus accrued interest, if any, from January 14, 1997 to date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $625,000.

                               -----------------

  The Notes offered by this Pricing Supplement are offered by the applicable Underwriters, subject to prior sale, withdrawal, cancellation, or modification of the offer without notice, to delivery to and acceptance by such Underwriters and to certain further legal conditions. It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company on or about January 14, 1997.

LEHMAN BROTHERS                                               J.P. MORGAN & CO.

                               -----------------
ABN AMRO CHICAGO CORPORATION
                     CREDIT LYONNAIS SECURITIES (USA) INC.
                                         FIRST CHICAGO CAPITAL MARKETS, INC.
January 9, 1997

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS

  On October 30, 1996, the Company announced the sale, which was completed on November 26, 1996, of its Helios medical diagnostic imaging equipment product line to Sterling Dry Imaging Systems, Inc. ("SDIS"), a new subsidiary of SDI Holding Corp. ("Sterling"). The Company has also acquired a minority investment in Sterling and SDIS. Earlier in 1996, Sterling, through another subsidiary, had acquired the medical diagnostic imaging business of E.I. duPont de Nemours, and therefore the Helios transaction constitutes a product line extension by Sterling.

  In connection with the Helios sale, the Company received a cash payment of $29.5 million and 10% of the Common Stock of SDIS. The Company retains the Helios film product line and has entered into a long-term requirements contract to manufacture and supply Helios medical diagnostic film exclusively to SDIS. The Company and SDIS have also entered into a laser diode supply agreement, a technology research and development agreement and related arrangements intended to support SDIS in developing and expanding the Helios medical diagnostic imaging equipment product line. The Company has also agreed to a non-competition restriction. The Company expects to record a pre-tax charge of approximately $25.0 million for the fourth quarter of 1996 for severance, inventory and fixed assets write offs and other costs related to the Helios transaction.

  As part of this transaction, the Company is investing $35.0 million ($20.0 million at closing and $15.0 million one year later) in SDIS 12.5% preferred stock (nonvoting). The SDIS preferred stock will begin to accrue dividends, which may be in the form of further shares of such preferred stock, when SDIS accumulates $15.0 million of tangible net worth as defined on a GAAP basis. The SDIS preferred stock does not have a scheduled redemption date. While the Company believes SDIS currently has limited common equity, the ultimate value of SDIS stock will depend on its future results.

  Further, the Company has also purchased 50,000 shares of Sterling Convertible Preferred Stock (convertible into 50,000 shares of Sterling Common Stock) at a cost of $150 per share. The Company has also been granted the right to purchase a total of 25,000 shares of Sterling Common Stock (which it intends to exercise) at a cost of $250 per share from Sterling and Sterling stockholders.

  The Company believes the potential value of these transactions will be primarily reflected in its equity in Sterling and SDIS, which are privately owned companies, rather than through the sale of Helios film under the film supply contract.

  In addition to the disposition of assets of Helios, the Company expects to record a pre-tax charge of approximately $15.0 million for the fourth quarter of 1996 to write down parts and capital equipment under development for a printer project and other costs. The Company has shifted its strategy relating to the development of desktop printers for the home and office market to emphasize alliances with leading printer manufacturers.

  A Current Report on Form 8-K describing the Helios transaction, including unaudited pro forma condensed consolidated financial information with respect to the Helios transaction, and the write-down relating to the printer project and other costs was filed on December 11, 1996, by the Company with the Securities and Exchange Commission and is incorporated by reference in the accompanying Prospectus.

  On December 20, 1996, the Company gave notice that it is repurchasing all $140.0 million principal amount of its 8% Convertible Subordinated Debentures Due 2001 (the "Debentures"). The repurchase of the Debentures will cost the Company approximately $144.0 million and is expected to occur on January 22, 1997. The approximately $4.0 million pre-tax premium included in such cost is expected to be recorded as an expense for the fourth quarter of 1996. See the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996, incorporated by reference in the accompanying Prospectus, for additional information regarding the Debentures. The Company intends to use a portion of the proceeds of the sale of the Notes to fund the repurchase of the Debentures. See "Use of Proceeds."

  For further information with respect to the Company, see in the accompanying Prospectus "The Company", "Factors That May Affect Future Results", "Ratio of Earnings to Fixed Charges" and "Incorporation of Certain Documents by Reference".

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Notes principally (i) for the payment at maturity of $150,000,000 aggregate principal amount of the Company's 7 1/4% Notes due January 15, 1997 (the "7 1/4% Notes"), (ii) for the repurchase, which is expected to occur on January 22, 1997, of the Debentures, at a cost of approximately $144,000,000, and
(iii) the balance of such net proceeds for general corporate purposes. After giving effect to the issuance of the Notes, both the Notes and the 7 1/4% Notes will be outstanding until a portion of the proceeds of the Notes is applied to retire the 7 1/4% Notes. Accordingly, the Company and the lenders under the Company's bank credit agreements have amended the covenants in such credit agreements to permit the issuance of the Notes in advance of the payment of the 7 1/4% Notes.

                          CERTAIN TERMS OF THE NOTES

  THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH SUPERSEDES, THE DESCRIPTIONS OF THE GENERAL TERMS AND PROVISIONS OF THE SERIES OF DEBT SECURITIES OF THE COMPANY DESIGNATED "MEDIUM-TERM NOTES, SERIES A" (THE "MEDIUM-TERM NOTES") SET FORTH UNDER "DESCRIPTION OF NOTES" IN THE PROSPECTUS SUPPLEMENT AND UNDER "DESCRIPTION OF THE DEBT SECURITIES" IN THE PROSPECTUS. CERTAIN CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION ARE DEFINED IN THE PROSPECTUS SUPPLEMENT AND PROSPECTUS.

  Each of the 2002 Notes and the 2007 Notes will bear interest at the rate set forth with respect thereto on the cover page of this Pricing Supplement from January 14, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for. The Interest Payment Dates for the Notes will be January 15 and July 15 of each year, commencing July 15, 1997. The Regular Record Date with respect to each Interest Payment Date will be the January 1 or July 1, as the case may be, immediately preceding such Interest Payment Date.

  The Stated Maturity of the 2002 Notes will be January 15, 2002. The Stated Maturity of the 2007 Notes will be January 15, 2007. The Notes may not be redeemed prior to maturity and are not subject to any sinking fund. The Original Issue Date of the Notes will be January 14, 1997. Each of the 2002 Notes and the 2007 Notes will be issued in the form of Global Securities. All principal of and interest on the Notes will be payable in U.S. Dollars. The interest rates on the Notes are not subject to reset by the Company, the Notes are not subject to repayment at the option of the Holder, and the Stated Maturities of the Notes are not subject to extension by the Company. The Notes will not be "Amortizing Notes," "Original Issue Discount Notes" or "Reset Notes" (as such terms are used in the Prospectus Supplement).

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal of and interest on Global Securities will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, while the Notes are registered in the name of the U.S. Depositary or its nominee, the Notes will trade in the U.S. Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the U.S. Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                               OFFERING AND SALE

  The Company has entered into a Purchase Agreement dated January 9, 1997 (the "2002 Purchase Agreement") with respect to the 2002 Notes with Lehman Brothers Inc. and J.P. Morgan Securities Inc., and a Purchase Agreement dated January 9, 1997 (such Purchase Agreement, together with the 2002 Purchase Agreement, the "Purchase Agreements") with respect to the 2007 Notes with Lehman Brothers Inc., J.P. Morgan Securities Inc., ABN AMRO Chicago Corporation, Credit Lyonnais Securities (USA) Inc. and First Chicago Capital Markets, Inc. (the "Underwriters"). Subject to the terms and conditions set forth in the respective Purchase Agreements, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amounts of Notes set forth opposite its name below:

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
   UNDERWRITERS                                 OF 2002 NOTES    OF 2007 NOTES
   ------------                                ---------------- ----------------
   Lehman Brothers Inc. ......................   $ 75,000,000     $ 66,000,000
   J.P. Morgan Securities Inc. ...............     75,000,000       66,000,000
   ABN AMRO Chicago Corporation...............              0        6,000,000
   Credit Lyonnais Securities (USA) Inc.......              0        6,000,000
   First Chicago Capital Markets, Inc. .......              0        6,000,000
                                                 ------------     ------------
     Total....................................   $150,000,000     $150,000,000
                                                 ============     ============

  The Purchase Agreements provide that the obligations of the applicable Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The applicable Underwriters are committed to take and pay for all of the 2002 Notes, if any of the 2002 Notes are taken, and to take and pay for all of the 2007 Notes, if any of the 2007 Notes are taken. The sale of each issue of the Notes is not conditioned on the sale of the other issue of the Notes.

  The applicable Underwriters propose to offer each of the 2002 Notes and the 2007 Notes in part directly to the public at the initial public offering price with respect thereto set forth on the cover page of this Pricing Supplement, and in part to certain dealers at such price less a concession not in excess of .375% of the principal amount of the 2002 Notes or not in excess of .400% of the principal amount of the 2007 Notes, as the case may be. The applicable Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the 2002 Notes or the 2007 Notes, as the case may be, to certain brokers and dealers. After the Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the applicable Underwriters.

  The Notes are new issues of securities with no established trading market. Prior to the date hereof, no Medium-Term Notes have been sold pursuant to the Distribution Agreement dated as of January 9, 1997, between the Company and the agents named therein. The Company has been advised by each Underwriter that it presently intends to make a market in the Notes for which it is acting as Underwriter, although none of the Underwriters is obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes, or that an active trading market for the Notes will develop. If an active public market does not develop, the market prices and liquidity of the Notes may be adversely affected.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters and their affiliates have performed and may in the future perform investment banking, commercial banking and other financial services for the Company and certain of its affiliates in the ordinary course of business. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is the agent bank and a lender under each of the Company's $150,000,000 Credit Agreement dated as of August 24, 1994, as amended (the "August 1994 Credit Agreement"), and the Company's $130,022,336 Credit Agreement dated as of November 29, 1994, as amended (the "November 1994 Credit Agreement"). ABN AMRO Bank N.V., an affiliate of ABN AMRO Chicago Corporation, is a lender under the August 1994 Credit Agreement and the November 1994 Credit Agreement. The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc., is a lender under the August 1994 Credit Agreement. Credit Lyonnais New York Branch, an affiliate of Credit Lyonnais Securities (USA) Inc., is a lender under the November 1994 Credit Agreement.

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  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PRIC-ING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAK-ING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               -----------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PRICING SUPPLEMENT


Recent Developments........................................................ PS-2
Use of Proceeds ........................................................... PS-3
Certain Terms of the Notes................................................. PS-3
Offering and Sale ......................................................... PS-4

PROSPECTUS SUPPLEMENT

Description of Notes ......................................................  S-2
Foreign Currency Risks .................................................... S-23
Multi-Currency Notes ...................................................... S-24
Certain United States Federal Income Tax Considerations.................... S-25
Supplemental Plan of Distribution ......................................... S-31
Legal Matters ............................................................. S-32

PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents
 by Reference...............................................................   2
The Company.................................................................   3
Factors That May Affect Future Results......................................   3
Ratio of Earnings to Fixed Charges..........................................   4
Use of Proceeds.............................................................   5
Description of the Debt Securities..........................................   5
Plan of Distribution........................................................  16
Experts.....................................................................  17


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                                 $300,000,000
                             POLAROID CORPORATION

                                   POLAROID

                $150,000,000 6 3/4% NOTES DUE JANUARY 15, 2002

                $150,000,000 7 1/4% NOTES DUE JANUARY 15, 2007

                               -----------------

                           PRICING SUPPLEMENT NO. 1
                                January 9, 1997

                               -----------------

                                LEHMAN BROTHERS

                               J.P. MORGAN & CO.

                               -----------------

                         ABN AMRO CHICAGO CORPORATION

                     CREDIT LYONNAIS SECURITIES (USA) INC.

                      FIRST CHICAGO CAPITAL MARKETS, INC.

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